Exhibit 99.1

NeuroSense Therapeutics Receives Japanese Patent Grant for PrimeC Novel Composition

Patent Protection Extends Through 2042 following recent U.S., Australia and Brazil patents

CAMBRIDGE, Mass., June 9, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense” or the “Company”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, today announced that the Japan Patent Office has issued a Japanese Patent 7857044 covering the Company’s lead drug candidate for the treatment of amyotrophic lateral sclerosis (ALS).

The patent, entitled “Compositions comprising ciprofloxacin and celecoxib,” includes 17 claims and provides protection through 2042 for the unique formulation and manufacturing process of PrimeC, including its synchronized delivery profile of celecoxib and ciprofloxacin, designed to target multiple key mechanisms underlying ALS progression.

“This patent grant further strengthens our global intellectual property estate around PrimeC and reinforces the novelty of our synchronized extended-release formulation,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “Japan is a key pharmaceutical market, and this patent further supports our long-term commercialization strategy as we advance PrimeC toward a pivotal Phase 3 clinical trial.”

The patent is part of NeuroSense’s broader global IP portfolio protecting both the composition and formulation of PrimeC, which is designed to modulate multiple disease-relevant mechanisms, including neuroinflammation, iron dysregulation, autophagy, and miRNA pathways.

PrimeC has demonstrated consistent clinical, biomarker, and survival benefit in the Phase 2b PARADIGM study, including a significant survival benefit in extended follow-up analyses. The Company has received FDA’s clearance to proceed and is preparing for initiation of a Phase 3 pivotal study (PARAGON).

The Japanese patent is expected to provide long-term protection for PrimeC’s proprietary formulation in a key strategic market, subject to standard terms and potential extensions.

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has generated compelling clinical data from its Phase 2b PARADIGM study in ALS, demonstrating meaningful slowing of disease progression. The Company also reported significant biological activity across multiple biomarkers associated with ALS, including microRNAs, supporting PrimeC’s multi-target mechanism of action. Notably, long-term follow-up data indicated a meaningful survival benefit, representing a potentially important advancement in the treatment of ALS.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate a pivotal Phase 3 clinical trial (PARAGON) in ALS, which is expected to enroll approximately 300 participants, primarily in the United States.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS and AD, that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS and AD.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements, including statements regarding the benefits of the Japanese patent, development, regulatory progress and potential commercialization of PrimeC, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the uncertainty regarding the benefits of the Japanese patent; outcomes and the timing of current and future clinical trials; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.